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SEC

18007903

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JUN 29 2018

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sustainable Development Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, 4th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward W. Davis Jr. , Managing Principal 212-488-5509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey , Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sustainable Development Capital LLC, as of ~~April~~ 28 June, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REZWANUL KABEER SAJJAD
Notary Public - State of New York
NO. 01SA6329779
Qualified in Queens County
My Commission Expires Aug 31, 2019

Signature

Managing Principal
Title

6/28/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2018

ASSETS		
Cash	$	78,232
Accounts receivable		2,098
Prepaid expenses		3,485
Security deposit		3,900
Other assets		372
Total Assets	$	88,087
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	19,962
Subordinated loan payable		1,231,399
Total Liabilities		1,251,361
Member's capital		(1,163,274)
Total Liabilities and Member's Equity	$	88,087

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2018

Revenues:	
Fees	$ 61,200
Other income	287,700
Total Revenues	348,900
Costs and Expenses:	
Compensation and benefits	287,755
Telephone	(402)
Interest expense	13,218
Regulatory fees	1,685
Professional fees	17,586
Office supplies and expenses	9,726
Total Costs and Expenses	329,568
Net Income	$ 19,332

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2018

Cash Flows Generated By Operating Activities:		
Net income	$	19,332
Adjustment to reconcile net loss to		
net cash (used) by operating activities:		
(Increase) in account receivables		(1,108)
Decrease in prepaid expenses		185
Decrease in other assets		600
(Decrease) in accounts payable and accrued expenses		(15,839)
Net cash provided by operating activities		3,170
Cash flows from investing activities		-
Cash flows from financing activities		
Increase in subordinated loan payable		29,330
Net cash provided by financing activities		29,330
Net increase in cash		32,500
Cash at beginning of year		45,732
Cash at end of year	$	78,232

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2018

Balance, May 1, 2017	$ (1,182,606)
Net Income	19,332
Balance, April 30, 2018	$ (1,163,274)

The accompanying notes are an integral part of these financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED APRIL 30, 2018

Balance, May 1, 2017	$	1,202,069
Increase		29,330
Balance, April 30, 2018	$	1,231,399

The accompanying notes are an integral part of these financial statements.

SUTAINABLE DEVELOPMENT CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
April 30, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Sustainable Development Capital, LLC (the "Company") is a securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and the Securities and Exchange Commission (SEC). The Company is engaged in private placement transactions. The Company acts as a broker- dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Significant Credit Risk and Estimates
As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company formed under the laws of the State of New York, with its principal office located at 1120 Avenue of the Americas, Suite 4045, New York, NY 10036. The Company is owned by Sustainable Development Capital LLP, a limited liability partnership formed under the laws of England, with principal offices located at Foxglove House, 166 Piccadilly, London W1J 9EF, United Kingdom.

As a Single Member Limited Liability Company, the Company is not required to file Federal or New York State tax returns. Partnerships (including certain limited liability companies) as well as sole proprietorships, are subject to a New York City unincorporated business tax. The Company, therefore, is subject to New York City taxes and filing requirements.

Accounts Receivable
The determination of the amount of uncollectable accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectable amounts reflects the amount of loss that can be reasonably estimated by management. As of April 30, 2018, the Company has not recorded an allowance for any potential non-collection.

3. SUBORDINATED LOAN

On May 31, 2017 the Company refinanced the full principal balance then outstanding on its Subordinated loan payable, $1,202,069, and all accrued interest on that loan as of May 31, 2017, $29,330. The Company issued a new subordinated note to the holder, Sustainable Development Capital LLP (its parent company), in the amount of $1,231,399. The new subordinated note is due May 31, 2024, but its term to maturity can be extended indefinitely from time to time by the mutual consent of the Company and the Holder, so that the Company may maintain capital compliance with the rules of FINRA and the SEC. The interest rate on the new subordinated debt is 1.1%, accruing and deferred to maturity. The payment of principal and interest is subordinated to the claims of all other present and future creditors of the Company. The Company has accrued interest expense for the year ended April 30, 2018 of $12,417, all of which remains unpaid.

4. LEASES

In May 2015, the Company entered into an agreement for office space at 1120 Avenue of the Americas, office 4045, New York, NY 10036. In July 2016 The Company entered into an Addendum to this agreement with RedySet!, the licensor (landlord), replacing office 4045 with offices 4187 and 4193. Because the Company's activities no longer required use of these offices, on April 30, 2017 the Company entered into a office sharing agreement with SDCL EE CO (US) LLC, a Delaware Limited Liability Company, 80% owned by its parent, Sustainable Development Capital LLP. Under this agreement SDCL EE CO (US) LLC directly pays to the licensor on behalf of the Company 100% of all charges for office use, telephone, internet and conference rooms, which totaled $66,000 for the year ended April 30, 2018. Thus, the Company paid no rent or other related charges to the licensor in the twelve months ended April 30, 2018. The total security deposit for the leased premises is $6,400. SDCL EE CO (US) LLC reimbursed the Company $2,500 of this amount.

5. SIPC ASSESSMENT RECONCILIATION PURSUANT TO SEC RULE 17a-5(e)(4)

The Company's revenues do not exceed the $500,000 threshold determined by SEC Rule 17a-5(e)(4). Accordingly, the company is not subject to the additional agreed upon procedures required by SEC Rule 17a-5(e)(4).

6. COMMITMENTS AND CONTINGENCIES

The Company did not have any commitments or contingencies at April 30, 2018.

7. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with Sustainable Development Capital LLP (its parent company) in May 2015. The Parent agreed to have its 80% owned subsidiary, SDCL EE CO (US) LLC (the "Manager") pay 100% of compensation expenses as a reimbursement to the Company. In February 2017, an amendment to this agreement was signed by the Company and its Parent company under which the Parent company would cause the Manager also to pay 100% of payroll administration charges. The total reimbursement expense paid to the Company by SDCL EE CO (US) LLC pursuant to the expense sharing agreement for the year ended April 30, 2018 was $287,700. The expense sharing agreement may be terminated by either party upon the giving of five days written notice.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 14, 2018, the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUSTAINABLE DEVELOPMENT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2018

NET CAPITAL:		
Total member's equity	$	(1,163,274)
Additions:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,243,816
Deductions and/or charges:		
Non-allowable assets:		(9,854)
Net capital before haircuts on securities positions		70,688
Haircuts on securities positions		-
Undue concentration		-
Net Capital		70,688
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	7,544
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	503
Minimum net capital required	$	5,000
Excess net capital	$	65,688
Net capital less greater of 10% of total AI or 120% of min. net capital	$	64,688
Percentage of aggregate indebtedness to net capital is		10.67%

The above computation agrees with the April 30, 2018 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Sustainable Development Capital, LLC
1120 Avenue of the Americas
Suite 4045
New York, New York 10036

Assertions Regarding Exemption Provisions

We, as members of management of Sustainable Development Capital, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule l7a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer' s designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exempt ion provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending May 1, 2017 through April 30, 2018.

June 14th, 2018

Edward Davis, Managing Principal

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sustainable Development Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sustainable Development Capital, LLC as of April 30, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sustainable Development Capital, LLC as of April 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sustainable Development Capital, LLC's management. Our responsibility is to express an opinion on Sustainable Development Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sustainable Development Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Sustainable Development Capital, LLC's financial statements. The supplemental information is the responsibility of Sustainable Development Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Sustainable Development Capital, LLC's auditor since 2018.

Bethlehem, Pennsylvania

June 14, 2018